Exhibit 3.5

CERTIFICATE OF AMENDMENT

TO ARTICLES OF INCORPORATION

OF

POINT GROUP HOLDINGS, INCORPORATED

I, John Fleming, certify that:

1. The original articles of incorporation of the Company were filed with the Office of the Secretary of State on December 19, 2001.

2. Pursuant to a unanimous written consent of the board of directors of the Company, the Company hereby adopts the following amendments to the Articles of Incorporation of this Company:

Article 1 is amended to read as follows:

Name of corporation is GameZnFlix, Inc.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment by written consent is: 246,222,800.

Dated: January 26, 2004.	/s/ John Fleming
John Fleming, President